

## Wefunder Revenue Share

**Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risk in example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue p**

Please enter inputs in the orange cells

|              |                  |
|--------------|------------------|
| Company name | Bao Bros. Bistro |
|--------------|------------------|

|                          |           |
|--------------------------|-----------|
| Total target loan amount | \$150,000 |
|--------------------------|-----------|

|                        |      |
|------------------------|------|
| Multiple for investors | 1.50 |
|------------------------|------|

|               |     |
|---------------|-----|
| % of revenues | 10% |
|---------------|-----|

|                   |     |
|-------------------|-----|
| Early Bird terms? | Yes |
|-------------------|-----|

|                        |          |
|------------------------|----------|
| Early Bird loan amount | \$50,000 |
|------------------------|----------|

|                                   |      |
|-----------------------------------|------|
| Early Bird multiple for investors | 1.60 |
|-----------------------------------|------|

|                      |      |
|----------------------|------|
| Year of disbursement | 2020 |
|----------------------|------|

|                         |    |
|-------------------------|----|
| Quarter of disbursement | Q3 |
|-------------------------|----|

|                       |   |
|-----------------------|---|
| Grace period quarters | 2 |
|-----------------------|---|

|                |          |
|----------------|----------|
| Quarter repaid | Q4, 2023 |
|----------------|----------|

|                |      |
|----------------|------|
| Years to repay | 3.50 |
|----------------|------|

|                            |           |
|----------------------------|-----------|
| Non Early Bird loan amount | \$100,000 |
|----------------------------|-----------|

|                                 |           |
|---------------------------------|-----------|
| Non Early Bird repayment amount | \$150,000 |
|---------------------------------|-----------|

|                        |          |
|------------------------|----------|
| Early Bird loan amount | \$50,000 |
|------------------------|----------|

|                             |          |
|-----------------------------|----------|
| Early Bird repayment amount | \$80,000 |
|-----------------------------|----------|

|                           |     |
|---------------------------|-----|
| Wefunder Fees loan amount | \$0 |
|---------------------------|-----|

|                                |     |
|--------------------------------|-----|
| Wefunder Fees repayment amount | \$0 |
|--------------------------------|-----|

|                   |           |
|-------------------|-----------|
| Total loan amount | \$150,000 |
|-------------------|-----------|

|                        |           |
|------------------------|-----------|
| Total repayment amount | \$230,000 |
|------------------------|-----------|

| Quarter  | Year |
|----------|------|
| Q3, 2020 | 2020 |
| Q4, 2020 | 2020 |
| Q1, 2021 | 2021 |
| Q2, 2021 | 2021 |
| Q3, 2021 | 2021 |
| Q4, 2021 | 2021 |
| Q1, 2022 | 2022 |
| Q2, 2022 | 2022 |
| Q3, 2022 | 2022 |
| Q4, 2022 | 2022 |
| Q1, 2023 | 2023 |
| Q2, 2023 | 2023 |
| Q3, 2023 | 2023 |
| Q4, 2023 | 2023 |





sky. The company may not achieve these revenue numbers for a number of reasons (for  
projections in column H to see how the repayment schedule would be affected.

| Possible revenue | Loan repayments | Cumulative repayments | Outstanding loan amount |
|------------------|-----------------|-----------------------|-------------------------|
| \$136,612        | \$0             | \$0                   | \$230,000               |
| \$143,443        | \$0             | \$0                   | \$230,000               |
| \$150,615        | \$15,061        | \$15,061              | \$214,939               |
| \$158,145        | \$15,815        | \$30,876              | \$199,124               |
| \$166,053        | \$16,605        | \$47,481              | \$182,519               |
| \$174,355        | \$17,436        | \$64,917              | \$165,083               |
| \$183,073        | \$18,307        | \$83,224              | \$146,776               |
| \$192,227        | \$19,223        | \$102,447             | \$127,553               |
| \$201,838        | \$20,184        | \$122,631             | \$107,369               |
| \$211,930        | \$21,193        | \$143,824             | \$86,176                |
| \$222,527        | \$22,253        | \$166,076             | \$63,924                |
| \$233,653        | \$23,365        | \$189,442             | \$40,558                |
| \$245,336        | \$24,534        | \$213,975             | \$16,025                |
| \$257,602        | \$25,760        | \$230,000             | \$0                     |







| Year | Revenue   | Loan repayments | Cumulative repayments | Outstanding loan amount |
|------|-----------|-----------------|-----------------------|-------------------------|
| 2020 | \$280,055 | \$0             | \$0                   | \$230,000               |
| 2021 | \$649,168 | \$64,917        | \$64,917              | \$165,083               |
| 2022 | \$789,068 | \$78,907        | \$143,824             | \$86,176                |
| 2023 | \$959,117 | \$95,912        | \$230,000             | \$0                     |













